July 1, 2016

VIA EDGAR
Mr. Carlos Spacho
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3720
Re: Kforce Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 0-26058
Dear Mr. Spacho:
We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 21, 2016 to David L. Dunkel, Chairman of the Board and Chief Executive Officer of Kforce Inc. (the “Company”). For your convenience, the Commission’s comments have been repeated below in bold, with our response immediately following each comment.
Form 10-K for the year ended December 31, 2015
Management Discussion and Analysis
Adjusted EBITDA and Adjusted EBITDA per share, page 36

1.
We note you utilize Adjusted EBITDA to evaluate not only your operating performance, but also your ability to generate cash flows and repay debt obligations. It appears that you utilize this measure as both a non-GAAP operating performance and a non-GAAP liquidity measure. Please note that Non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis in documents filed or furnished with the Commission. Please remove this per share measure or explain to us why you believe your presentation of EBITDA per share is consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K. Refer to Question 102.05 of the updated Compliance and Disclosure Interpretation issued on May 17, 2016.

Response
Consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K at the time of filing, the Company believed that Adjusted EBITDA Per Share was a meaningful performance measure from an operating standpoint because it provided a good basis for evaluating our core profitability and operational efficiency in a given period compared to other companies in our industry. The Commission’s recent guidance on May 17, 2016, issued subsequent to the filing of our 10-K, now definitively confirms that non-GAAP measures that could be used as a liquidity measure, specifically including EBIT and EBITDA, must not be presented on a per share basis, even where presented by management as a performance measure. Consequently, the Company will eliminate the disclosure of Adjusted EBITDA Per Share in future filings with the Commission and will consider and implement the Staff's guidance in Question 102.05 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in future filings.

Mr. Carlos Spacho
United States Securities and Exchange Commission

Form 8-K filed May 3, 2016
Exhibit 99.1 Earnings Release

2.
Your disclosure of Adjusted EBITDA in the introduction of and throughout your earnings release is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Response
Our earnings release related to first quarter performance was filed with a Form 8-K on May 3, 2016, which was two weeks prior to the Commission’s guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation related to Non-GAAP Financial Measures on May 17, 2016. The Company will consider and implement the Staff’s guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures in future filings.
This concludes our response to the Staff’s comments. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to call me at (813) 552-5000.

Sincerely,

/s/ ROBERT W. EDMUND
Robert W. Edmund
Chief Legal and Compliance Officer

cc:	Claire DeLabar, Securities and Exchange Commission
Ivette Leon, Securities and Exchange Commission
Robert J. Grammig, Esq., Holland and Knight LLP